CONSENT OF MICHAEL SHEEHAN

In connection with the filing of the annual report on Form 20-F for the year ended December 31, 2015 (the “Annual Report”) of Eurasian Minerals Inc. (the “Company”) with the U.S. Securities and Exchange Commission, I hereby consent to the references to my name in the Annual Report.

Dated: March 30, 2016.

/s/ Michael Sheehan
Michael Sheehan